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                         Filed by CBOT Holdings, Inc.
                         Subject Company -- CBOT Holdings, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following Letter was distributed by the CBOT to its members after-hours on November 8, 2002.

                                November 8, 2002


Dear Fellow Member:

     Let me bring you up to date on important events at the CBOT and encourage you to attend our member information meeting on Tuesday, November 12, either in person or via Membernet.

1.   New Management Team.

     I am very excited about our appointments of Bernie Dan as President and CEO and Carol Burke as Executive Vice President and Chief of Staff.

     One of my most important goals as Chairman has been to erase some peoples' perception of a gulf between management and membership. Before becoming Chairman I never spent much time on our sixth floor or with CBOT management generally. As Chairman I have come to appreciate how lucky we are to have fine employees who believe in our institution as much as our members do.

     In Bernie and Carol we have two people who are both excellent managers and communicators. I would like to thank David Vitale for bringing in tremendous executive talent like Bill Farrow, our Executive Vice President and Chief Information Officer.

     Management at the Board of Trade is not easy. As you know, the CBOT is very different from most large corporations in the ties it has with its shareholders. We make substantial livelihoods here and so we are naturally very interested in how it is managed.

     This creates a challenge. Management must not only be right in its strategy but it must communicate with the ownership about its management decisions. People don't necessarily follow you because of your position; they have to be reached and sometimes persuaded.

     I remember "Theory X" and "Theory Y" from my business school classes on organizational behavior. Theory X is the leadership style that said, "You do it because I tell you to do it." The Theory Y manager works to explain decisions so as to get participation and commitment.

     The Chicago Board of Trade is an organization requiring substantial amounts of Theory Y. From the manager's point of view, this can get frustrating as often times good ideas require substantial efforts at persuasion. But in exchange for this extra challenge of leadership, there is a reward: our members are our most valuable resource. Once committed, they work hard and selflessly to promote our

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     enterprise, along with a very professional, capable and dedicated group of employees at the exchange.

     Bernie and Carol understand this dynamic of our enterprise - that we have a balance between management and ownership, each contributing, each respecting the other for the skill and knowledge that they have - and that is why I am very happy and excited about their new roles in CBOT management.

2.   Corporate Governance in a Restructured CBOT.

     The registration statement relating to the restructuring transactions is currently in registration with the SEC. Once the registration is declared effective, we can send it out along with a prospectus to members for review, hold member information meetings and have a vote. I had hoped to have a vote by year-end, but what with the holidays, I currently expect it to be early next year.

     I am proud that our restructuring proposal contains many of the elements of today's post-Enron thinking on corporate governance. As you know, the public's faith in public stock corporations is as low as it has been probably since the 1930's and the reason was the isolation of management from ownership. Unfortunately, our first restructuring document reflected this 1990's thinking and we needed a new direction. I believe that the restructuring proposal you will be asked to approve addresses this problem.

     Let me quote from some of today's top commentators on what corporate governance should be and you can compare their recommendations with the restructuring proposal you will be asked to approve.

     Jeffrey Garten, Dean of the Yale School of Management, strongly recommends that corporations have a Chairman separate from the CEO and states that this is a "standard practice in Canada, Britain and Europe". In these post-Enron days, he believes that it should be done in the U.S. as well. The restructuring proposal contemplates that we will have a Chairman and Vice Chairman elected by the shareholders, which continues our traditional practice at the CBOT.

     The McKinsey Quarterly recommends the following, which you will also see in the corporate governance of a restructured CBOT:

          - There should be "a balance between management and the board, [with] clear leadership separate from management, [e.g.] a nonexecutive Chairman."

          -    "Active, engaged directors [with] `minimum required holdings'."

          - "Creation of a transparent nomination process led by a board-governance committee."

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          -    "Shareholder rights that make Boards `responsive'."

     Our proposed S-4 has all these things.

     Business Week Magazine emphasizes that "the people who own a company have a say in how it's run" and states that dissident Board candidates should have the ability to win election. The restructuring proposal contemplates this.

     Recently the NYSE adopted tough new governance rules for its listed companies. Since the restructuring proposal does not contemplate that we would seek to list our shares on an exchange, these rules will not be applicable but I would like to highlight one of them anyway: "regular executive sessions of nonmanagement directors" led by a nonmanagement director. The McKinsey Quarterly recommends this also. "Key managers should report regularly, answer questions, and educate, [with] strong relationships between directors and key managers and regular discussions with them about competitive challenges and trends." This is how your Executive Committee of the Board operates now and is expected to in the future, after approval of the restructuring proposal.

     In January I promised to present a restructuring proposal that would be enthusiastically endorsed by our members. We have looked at how other exchanges have done this (the Chicago Mercantile Exchange and the New York Mercantile Exchange), considered today's best thinking on corporate governance and listened to you, our members. I am proud of the proposal we will be making and the direction in which our CBOT enterprise is headed.

3.   Electrifying Open Auction.

     Bill Farrow and Bryan Durkin are two excellent members of our management team and they are responsible for our plans for handhelds for open auction.

     We will have information displays discussing the handhelds in the fourth floor foyer so that floor traders can get acquainted with their features. Some members are using them now and I invite you to visit pits like oats.

     I think traders will be excited about the advantages of handhelds. Handhelds will interface with electronic routing units, keep track of position and money, interface with BOTCC so that there will be messages for unmatched trades, and have an electronic interface to allow trading on our electronic platform.

     In August your Board approved a report from the Subcommittee on Trading Floor Efficiency that set forth a strategy for improved order routing and the deployment of floor trader handheld technology. The report had performance standards for floor brokers, traders and firms.

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     Improving the technical efficiency of open auction will require some adaptation by floor traders and brokers. Your Trading Floor Efficiency Committee, under the leadership of Paul Krug and Kevin Duffy, is working with management and members to develop a set of standards and mandates so that we can get maximum benefit from new technology. I urge members to inform themselves about handhelds now so that we can have a smooth transition and make open auction as technically efficient as we can.

4.   Finances.

     I expect that this will be our first 300 million contract volume year. Open auction and electronic platforms are both doing well, each currently contributing to our average daily volume of about 1.3 million contracts. The percentage of customer volume on each is currently about the same, at the 20-25% level.

     Often I am asked about new products and of course I am happy about the e-mini Dow, swaps and also the prospects for the new index we will use for the municipal bond contract. But I also believe that within the next two years we currently expect to see major volume increases in our flagship 30 year bond contract.

     We believe that deficits could grow to as much as $250 billion in the current fiscal year, well beyond official estimates. The U.S. Treasury Department's Borrowing Advisory Committee said the government should consider resuming sales of 30-year bonds, noting today's low rates. Even when we had surpluses large deficits were expected around 2010 as the post 1945 generation became Social Security eligible.

     Our high volume has contributed to the substantial improvement in our finances. We had net income of over $33 million for the first three quarters of this year and this was after the one time cost of $13.7 million to settle the Wagner patent litigation. We had unrestricted cash balances of almost $70 million as of September 30, 2002 and this is after making principal payments on our real estate loan as well as other investments. Our total real estate debt is now only about $53 million.

     This leads to the question, if things are so good, why aren't seat and lease prices higher?

     We believe the primary reason is that since the 1980's sometimes over half of our Full seats (i.e., over 700) were at the CBOE and that exchange's memberships are now at the $150,000 - $160,000 level. Right now only about 500 of our Full memberships are there. This means that we have absorbed the return of over 200 seats, while 500 of our 1402 memberships are valued at the CBOE level.

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     In late 2000, our seats were $80,000 under the CBOE membership; now they are $140,000 over. This relationship is a critical factor in our seat prices and lease rates.

     We believe that a second important factor is that our exchange has the "lowest cost of entry" for firms compared to other major U.S. exchanges. A firm currently can do business here with one seat and only 2 seats are required for clearing membership. At the CME, on the other hand, we understand that 2 Fulls, 2 IMM's and 2 IOM's are required, and remember the CME only currently has 625 Fulls to begin with.

     Personally, I believe our sound financial condition, the fee reductions scheduled for next year, and the work of our excellent management team will bring us improved seat values and lease rates.

     Let me review these fee reductions again. At our August Board meeting, we set 2003 Floor Fees at .02, a reduction from this year's .05. For 2003, we waived the technology fees, certain Dow fees, including the $200 a month Dow activity fee and the .20 per contract Dow Jones supplemental fee. We also reduced member fees for our electronic trading platform so that they are now on a sliding scale from .15 to .10, depending on volume, which is .05 less per contract than now.

     I believe these fee reductions will help member profits and therefore should also improve seat prices and lease rates. A member that trades 1000 contracts a day (2000 sides) will, after the fee reductions are implemented, pay less than $5,000 in annual exchange fees versus this year's level of $22,000, a $17,000 savings. A delegate who purchases a seat would save this amount plus the .15 delegate surcharge, which would save over $60,000 at that volume level. Similarly, the reduction in electronic trading fees for members of .05 per side saves a 1000 contract per day trader about $20,000 per year.

     These fee reductions begin in January 2003 and are subject to change in the future if circumstances warrant. But the CBOT is committed to low fees as long as the exchange is financially sound, and I encourage all delegate and non-members to look at the economics of seat purchase.

5.   Exchange Visitors.

     Agribusiness multinational Bunge Ltd. held its October Board meeting in our sixth floor Board room and its directors toured our grain floor. I was proud to welcome Chairman and CEO Alberto Weisser and his directors and happy that they held their Board meeting in Chicago and used our facilities.

     There are many companies that do business at the CBOT and I encourage them to do as Bunge did. Our sixth floor Board room is available for their use in

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     conjunction with a Chicago Board meeting and members can contact David
     Prosperi about setting up such use.

6.   Litigation.

     On October 10, U.S. District Court Judge Wayne Andersen rendered a directed verdict in favor of the CBOT in the Ferruzzi soybean litigation matter. This was a tremendous victory for our exchange, and for those members who have been involved in this matter since 1989. On behalf of the membership, I want to thank Karsten Mahlman, Wally Weisenborn, and all of those members who have had to defend the actions they took in 1989 as elected leaders of your exchange and who have stood tall on behalf of the Chicago Board of Trade. I also want to thank Garrett Johnson, John Stassen and the other representatives of Kirkland & Ellis, our outside legal counsel, as well as Executive Vice President Carol Burke and her team for all their work in bringing this matter to a successful conclusion.

     The following is an excerpt from Judge Andersen's statement in rendering his directed verdict:

     "This case should not conclude without some observation with respect to the actions of the Chicago Board of Trade. As the facts in this case have unfolded, the court's personal conclusion has come to be that the Chicago Board of Trade, Mr. Mahlman, its directors and its staff, acted correctly. They had to invoke powers that had existed, but not been used Had the Commodity Futures Trading Commission and Chicago Board of Trade stood by and done nothing - and that would have been the less difficult course and one compatible with their own belief in the integrity of free trade, and therefore, free markets - then damage, perhaps lasting damage, could have rippled through the entire agricultural world from the farmer through the elevator operators and processors, eventually to consumers."

     Judge Anderson went on to say, "The Commodity Futures Trading Commission and the Chicago Board of Trade correctly exercised their legal powers to protect the larger interests."

7.   2003 Election of Chairman and Directors.

     Our next election for Chairman and directors is expected to be held in the first quarter of 2003 (this is irrespective of a restructuring vote). Under our current Bylaws, this election must be held within 13 months of the previous Annual Election (which took place March 28, 2002).

     It is up to the Board to schedule this election but I currently expect it will be at about the same time as this year's (i.e., in March).

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8.   Washington Activities.

     One important result of our Washington efforts was the passage of the Commodity Futures Modernization Act in 2000, as this sensibly reduced regulation of certain aspects of our business. I am saddened that the FIA has been trying to reverse the intent of the CFMA in order to advance the self-interest of a few firms.

     I am talking about the FIA effort to have the CFTC force by regulatory fiat "fungibility" of futures products. It has begun its campaign using innocent sounding phrases like "clearing choice" or "clearing competitiveness".

     Let me put these terms in perspective. In these post-Enron days, I got one question asked many times: What financial protections do customers have at the Chicago Board of Trade?

     My answer: we have a clearing corporation with an AAA guarantee of their trades and surveillance programs that continuously monitor the financial condition of member firms and their ability to comply with obligations to customers.

     Instead of this the FIA would have us believe that an FCM should be able to clear a customer's trades wherever it wished, and you can bet this would be done not in the customer's interest but what benefited the firm.

     I don't think any customer would want to give up the protection of clearing at an AAA clearing firm or at the clearinghouse of a well established exchange. Customers rely on our financial integrity and our brand name.

     Let me repeat a very important point made most eloquently by Leo Melamed in his speech to the Federal Reserve a few months ago: the FIA arguments are not being made because of public policy but because of self-interest. The proponents want to trade against their customers' orders, i.e., internalize the orders, and they see fungibility as a way to that end.

     They have dressed up their arguments in pro competition language but want to act as both principal and agent with customer orders. As we know, this mixing of principal and agent is at the heart of today's loss of confidence in financial markets, e.g., analysts shading their opinions to win investment banking business, auditing firms selling consulting services and neglecting their responsibility as public accountants.

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     Customer orders get the best price when brought to a competitive crowd for execution. Orders matched upstairs or traded against by a firm as principal do not get the same benefit of competitive execution. "Fungibility", "clearing choice", etc. are simply ways to keep customer orders away from competitive execution at open, transparent exchanges. I doubt if any informed customer would want that to happen, nor do I think the CFTC should make this possible by mandating fungibility.

     We continue to make important progress at the Chicago Board of Trade. Market volatility has given us excellent volume as our members provide deep, liquid markets. Our strong business discipline and sound financial planning has allowed us to reduce fees, make strategic investments and keep a healthy bank balance. With our new management team, we hope to complete the important projects I have talked about so that we can continue to build on the strong foundation necessary for our future.

                                                 Sincerely,

                                                /s/ Nickolas J. Neubauer

                                                 Nickolas J. Neubauer

     While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.